Exhibit 12.1

BURLINGTON NORTHERN SANTA FE, LLC and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Six Months Ended June 30,
	2016	2015
Earnings:
Income before income taxes	$2,496	$3,208
Add:
Interest and other fixed charges, excluding capitalized interest	494	445
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	96	100
Distributed income of investees accounted for under the equity method	4	4
Amortization of capitalized interest	2	2
Less:
Equity in earnings of investments accounted for under the equity method	4	8
Total earnings available for fixed charges	$3,088	$3,751
Fixed charges:
Interest and fixed charges	$507	$464
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	96	100
Total fixed charges	$603	$564
Ratio of earnings to fixed charges	5.12x	6.65x

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